American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373

Thomas G. Berkemeyer
Associate General Counsel

(614) 716-1648
Fax (614) 716-3440
tgberkemeyer@aep.com

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

September 21, 2007

RE:	American Electric Power Company, Inc.
Definitive 14A
Filed March 15, 2007
File No. 1-03525

Responses to the comment letter dated August 21, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned Proxy Statement are provided herewith, including the text of the Staff’s comments.

***

 Compensation Discussion and Analysis, page 21

1.
Throughout this section, you indicate that you consider a named executive officer’s individual performance and contributions in setting compensation.  Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration.  See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The three elements of compensation for AEP’s Named Executive Officers (NEOs) that are structured and implemented to reflect individual performance and contribution are base salary, annual incentive compensation and the grant date value of long-term incentive awards.  Each of the individual NEOs is evaluated in the following seven areas of performance: communication, integrity/ethics, willingness to confront tough issues, business acumen, strategic planning, teamwork and fostering a high performance culture.

We currently evaluate the individual performance of our NEOs as follows:

Base Salary:  Before determining the CEO’s base salary, the HR Committee Chairman performs a written assessment of the CEO’s performance, based in part on confidential input solicited from board members, AEP executives, and other major constituents, such as AEP’s external auditor.  This assessment rates eight areas of performance: communication, integrity/ethics, willingness to confront tough issues, business acumen, strategic planning, teamwork, fostering a high performance culture and board of directors’ leadership.

The HR Committee then subjectively weighs the CEO’s performance in executive session, as assessed and rated above, along with the others considerations listed in bullets on page 24 of our Proxy Statement, in determining its recommended base salary for the CEO.  The HR Committee then presents the CEO performance assessment along with its salary recommendation to the independent members of the Board in executive session, who make the final determination.

Before determining the base salaries for the other NEOs, the HR Committee reviews the supervisor’s written assessment of the NEO’s performance.  These assessments focus on the same areas of performance described above with respect to the CEO’s performance, except for the board of directors’ leadership category.  The CEO recommends the base salary for the other NEOs, but the HR Committee makes the final determination.  In determining his base salary recommendations for the NEOs who do not report directly to him, the CEO considers the recommendations of each NEO’s supervisor.

Annual Incentive Award: Annual incentive awards for NEOs are determined for the prior year by the HR Committee, or, for the CEO, by the independent members of the Board at their February meetings. This allows sufficient time after year-end to determine and audit financial and other performance measures.  The HR Committee, or the independent members of the Board, as the case may be, subjectively assesses each NEO’s relative contribution during the performance year to the achievement of AEP’s annual and long-term goals, focusing particularly on those goals for which the executive has primary responsibility.  This contribution assessment is considered, along with the formal performance assessment and rating discussed above under base salary, in determining each NEO’s annual incentive award for the prior year.

Long-Term Incentive Award:  The grant date values of long-term incentive awards granted to NEOs are determined by the HR Committee, or, for the CEO, by the independent members of the Board, at the same time as base salaries.  In making these determinations, the HR Committee, or the independent members of the Board, subjectively weighs the performance assessments and ratings discussed above under base salary, along with the other factors listed in the last paragraph on page 27 of our Proxy Statement.

In future filings we will elaborate on how each element of pay is linked to individual performance and contribution in the relevant portions of the Compensation Discussion and Analysis Section of our Proxy Statement.

2.
Your disclosure regarding the compensation paid to named executive officers is difficult to understand because of your extensive reliance on abbreviations to describe your named executive officers, compensation plans and plan goals.  Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

Response:

In future filings, we will reduce our reliance on abbreviations as provided in Rule 13a-20 under the Securities Exchange Act.

Compensation Program Design, page 21

3.
You indicate that the human resources committee evaluates total rewards for the named executive officers by reviewing tally sheets.  Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.  For example, discuss whether the human resources committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

Response:

The HR Committee currently uses tally sheets to evaluate the total rewards package for the NEOs, particularly with respect to the accumulation of equity compensation and retirement benefits.   Thus far, the HR Committee has determined that it does not need to change or eliminate any compensation or benefits programs based on the information provided in these tally sheets.  In fact, the tally sheet review helped the HR Committee to determine that no executive’s current AEP stock holding was so large as to warrant the reduction or elimination of AEP’s regular long-term incentive opportunity, which we stated in the third paragraph on page 27 of our Proxy Statement.  The HR Committee’s review of tally sheets also confirmed the HR Committee’s determination that upper limits should be placed on executive benefits, which we discussed in the bullets at the end of page 31 of our Proxy Statement.

In future filings, we will disclose if the HR Committee makes any changes to executive compensation based on its review of tally sheets.

4.
Please discuss fully how each compensation element and the registrant’s decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Please discuss how decisions regarding granting additional years of credit under retirement plans and granting continuing credits to Mr. Morris at the maximum rate affect decisions relating to other components of compensation.  Also, Mr. Morris had a significant amount of restricted stock, restricted stock units and performance units that vested in 2006.  To the extent material, discuss how amounts realizable from prior compensation are considered in setting other elements of compensation.  See Item 402(b)(2)(x) of Regulation S-K.

Response:

Additional years of credited service, a starting balance credit and an increased credit rate were provided to Mr. Morris under AEP’s pension program pursuant to his negotiated employment contract. The increased pension benefits were provided to Mr. Morris to recruit him to AEP to make up for pension benefits that he otherwise could have earned from his prior employer.  Other NEOs received the increased credit rate for their pension benefits in recognition of their many years of experience at prior employers. The HR Committee believes that the company frequently needs to offer these enhanced pension benefits to persuade experienced executives to leave their current employers to accept positions at the company. Since these pension benefits are typical for long-service executives at peer companies, the HR Committee likely would have considered increasing other elements of pay if it had not provided these enhanced pension benefits. Many years ago, AEP also provided additional years of credited service in the pension plan to two current executive officers as a long-term retention incentive and for internal equity considerations.

Mr. Morris had a large amount of restricted stock, restricted stock units and performance units vest in 2006.  The 50,000 restricted shares that vested were granted to Mr. Morris in 2004 as an inducement to accept AEP’s employment offer (a signing bonus).  The HR Committee was fully aware of the vesting schedule for each of these awards. As stated on page 27 of our Proxy Statement, in 2006 the HR Committee concluded that Mr. Morris’ holdings of AEP stock were not so large as to warrant reduction or elimination of AEP’s regular long-term incentive program for Mr. Morris.

Page 21 of our Proxy Statement states that “Overall, AEP’s executive compensation program is intended to create a total compensation opportunity that, on average, is equal to the median of the AEP’s [compensation] peer group...” Each of the elements of AEP’s compensation program, therefore, must fit within this overall level of compensation opportunity.  To the extent that the total compensation opportunity for an NEO is above or below the peer group median, our current practice is to adjust the elements of pay that are most out of line over time to bring the total compensation opportunity back into line.

Since annual incentive compensation opportunity is driven, in part, by base salary, we currently evaluate changes to base salary based on peer group median total cash compensation (base + bonus) and peer group median total direct compensation (base + bonus + long term incentive) rather than peer group median salary alone, as we stated in the second bullet point on page 24 of our Proxy Statement.

In future filings, we will discuss how each compensation element and AEP’s decisions regarding that element fit into AEP’s overall compensation objectives and describe any affect these decisions may have on other elements of pay.

5.
Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation.  See Item 407(e)(3)(ii) of Regulation S-K.  Please consider discussing whether the chief executive officer had the ability to call or attend human resources committee meetings, whether the chief executive officer met with the compensation consultant used by the human resources committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Response:

Currently, the CEO and all other AEP supervisors are responsible for assessing and rating the performance of their subordinates.  However, the CEO is solely responsible for discussing the performance of the other NEOS with the HR Committee and making compensation recommendations for those NEOs to the HR Committee. The Executive Vice President-Shared Services also has a role in examining and recommending changes to AEP’s benefits and perquisite programs.  However, all changes that affect the value of benefits provided to executives require the approval of the HR Committee.

The CEO, as Chairman of the Board, has the authority to call a meeting of the HR Committee. No other member of management has such authority.  The CEO has been invited to attend all HR Committee meetings and generally attends at least part of each HR Committee meeting. As a standard practice, the HR Committee holds an executive session without the CEO present at the end of each meeting.

AEP’s CEO did not meet independently with the compensation consultant hired by the HR Committee in 2006.  Instead, the CEO is regularly asked to discuss his strategic vision and direction for the company with the HR Committee’s compensation consultant during an HR Committee meeting.  Likewise, the HR Committee’s compensation consultant is regularly asked to discuss compensation strategy alternatives, in light of the CEO’s strategic vision and direction, during an HR Committee meeting, including the pros and cons of each.  The CEO did not retain or otherwise seek compensation advice regarding any of AEP’s compensation or benefits programs or practices from any other compensation consultant, although he does have access to other compensation consultants through outside boards on which he serves.

As CEO, Mr. Morris has significant input into the development of compensation offers for potential external executive officers, although all senior executive offers require the approval of the HR Committee or the HR Committee Chairman.

The CEO does not play a direct role in determining or recommending director compensation. The AEP Board Committee on Directors and Corporate Governance Committee recommends the compensation of the non-management directors to the full board of directors for approval.  The CEO is invited to attend those meetings, and participates in those discussions.

In future filings, we will elaborate on the role of executive officers in determining or recommending the amount and form of executive compensation and director compensation.

Compensation Peer Group, page 23

6.
To the extent you engage in benchmarking against industry-specific compensation surveys, please disclose the human resources committee’s analysis of the survey information in materially complete detail, including the identity of these companies.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In 2006, the HR Committee only used benchmark information provided by Towers Perrin, the HR Committee’s compensation consultant.

On page 23 of our proxy Statement we stated that “the HR Committee generally uses the median value of compensation paid by the Compensation Peer Group as its benchmark but occasionally considers other comparisons, such as alternative percentile benchmarks and industry specific compensation surveys, when evaluating compensation.”  In 2006 the median of the full Compensation Peer Group (listed on page 23 of our Proxy Statement) was used as the benchmark most of the NEOs. The President - AEP Utilities position was matched to the full Compensation Peer Group, but the HR Committee noted that only the energy companies in the Compensation Peer Group (slightly more than half, and which are identified on page 23 of our Proxy Statement) had a match for this position, since it is unique to the utility industry.  Insufficient data was available in the Compensation Peer Group to provide a good match for the EVP – AEP Utilities East and West positions; therefore, the HR Committee’s compensation consultant, Towers Perrin, regressed its broad database of energy services industry compensation to provide a comparison with companies with similar revenue and employees supervised at these positions.  The specific companies that Towers Perrin used to match this position are unknown to AEP.

In the future, if the HR Committee reviews industry-specific surveys or benchmarks (other than information from the HR Committee’s compensation consultant about companies in our Compensation Peer Group), we will describe this information in our Proxy Statement as provided for under Item 402 (b)(2)(xiv) of Regulation S-K.

Annual Incentive Compensation, page 24

7.
Please discuss how you determine the amount and, where applicable, the formula for each element to pay.  See Item 402(b)(1)(v) of Regulation S-K.  The discussion regarding the senior officer annual incentive compensation plan is difficult to understand.  For example, it is unclear how you use the earnings per share score and the earnings per share modifier and what the various percentages signify regarding the performance categories you have disclosed.

Response:

In future filings, we will expand the disclosure about our annual incentive plan to describe more specifically how the earnings per share score and the earnings per share modifier operate. We will also provide a table similar to the one set forth below, which will show the calculation of each NEO’s award under the company’s annual incentive plan.  The formula demonstrates, for example, how the earnings per share score and the average operating performance scores operated in 2006 to produce the calculated awards for an NEO.

2006 Calculated Award Example
Name	Base Salary		Target %		Combined Operating Performance Score		EPS Score		AOPS		Calculated Award
Name	$500,000	×	65%	×	105.8%	×	184.9%	÷	129.0%	=	$492,852

Long-Term Incentive Compensation, page 27

8.
Please provide analysis about how you determine the amount and, where applicable, the formula for each element to pay.  See Item 402(b)(1)(v) of Regulation S-K.  You should explain how the human resources committee determines the amount of performance units earned based upon three-year cumulative earnings per share relative to the target earning per share. For example, please disclose the threshold and maximum earnings per share levels or disclose how the actual three-year cumulative earnings per share is compared to the target earnings per share to determine the actual amount of performance units earned.  Please consider presenting this information in a tabular format.  With respect to the total shareholder return relative to the S&P Utility Index, please provide additional context, such as the company’s position within the index.

Response:

In future filings, we will provide a table for performance unit awards under our long-term incentive plan. Based on our current practices, we will provide a table similar to the one below, which will set forth the threshold, target and maximum performance levels for awards under our long term incentive plan. For illustration purposes, the table below sets forth the information for performance units that vested on December 31, 2006. We stated the performance scores and rankings within the S&P Utility Index for these awards in the second paragraph on page 48 of our Proxy Statement.

2006 Performance Share Unit Example
Performance Measures	Threshold Performance	Target Performance	150% Payout Level	Maximum Payout Performance	Actual Performance	Score	Weight	Weighted Score
EPS	$2.04	$2.30	N/A	$2.53	$2.33	133.2%	50%	66.6%
3-Year TSR vs. S&P Electric Utilities	20th Percentile	50th Percentile	75th Percentile	90th Percentile	67th Percentile	113.0%	50%	56.5%
Composite Result								123.1%

Change in Control Agreements, page 30

9.
Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change of control payments.

Response:

The HR Committee limits eligibility for change of control agreement participation to those few executives whose full support and sustained contribution would be critical to the successful completion of a change in control.  As indicated in the last paragraph of the Change In Control Agreement section on page 30 of our Proxy Statement, a majority of shareholders voted at the 2004 annual meeting in favor of a non-binding shareholder proposal requesting that the company seek shareholder approval of any future severance agreements that provide benefits generally exceeding 2.99 times the sum of the executive’s salary plus bonus.  The board subsequently adopted this policy and reduced the maximum benefit level provided under the change in control agreements to the 2.99 level.

The HR Committee periodically reviews change in control agreement practices for similar companies in consultation with Towers Perrin, including, to the extent information was available, the Compensation Peer Group listed on page 23 of our Proxy Statement.  The HR Committee has found that change in control agreements were common among similar companies and that 2.99 was the most common multiple for executive officers.

The HR Committee considers change in control agreements an important tool in recruiting external candidates for executive positions.

In future filings, we will elaborate on why we have chosen to pay various multiples of compensation as severance or change of control payments.

2007 SOIP, page 44

10.
You have indicated that the human resources committee “established safety,  operations, regulatory, strategic initiatives and ongoing earnings per share measures for 2007 similar to those established for 2006.”  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

For 2007, the four major categories of performance measures for our annual incentive plan (safety performance, operations performance, regulatory and strategic initiatives), and their weightings of 25% each, were the same as those used for 2006.  In addition, each of the subcategories of performance measures were the same as those listed on page 25 of our Proxy Statement except for two subcategories under Strategic Initiatives.  Reliability Compliance and Ohio 2009 Rate Plan were substituted in 2007 for the New Generation and Texas Generating Asset Securitization 2006 objectives.

In future filings, we will disclose the performance measures for our annual incentive plan for both the prior year and the current year.

Potential Payments upon Change in Control, page 57

11.	You have not defined key terms such as “cause” or “good reason” under the agreements. Please define terms throughout this section instead of referring to the agreements in which they are contained.

Response:

In future filings, we will define the terms “cause” and “good reason” in our Proxy Statement, instead of referring to the agreements in which they are contained.

In the future, we will provide the following additional language, which is based on our current agreements:

The term “cause” with respect to AEP’s change in control agreements means:

(i)	the willful and continued failure of the executive to perform the executive’s duties after a written demand for performance is delivered to the executive by the Board, or

(ii)
the willful conduct or omission by the executive, which the Board determines to be illegal or gross misconduct that is injurious to the company; or a breach of the executive’s fiduciary duty to the company.

The term “good reason” with respect to AEP’s change in control agreements means:

(i)	an adverse change in the executive’s status, duties or responsibilities from that in effect immediately prior to the Change In Control;

(ii)	the company’s failure to pay the executive in a timely fashion the salary or benefits to which the executive is entitled under any employment agreement in effect on the date of the Change In Control;

(iii)	the reduction of the executive’s salary as in effect on the date of the Change In Control;

(iv)	any action taken by the company that would substantially diminish the aggregate projected value of the executive’s awards or benefits under the company’s benefit plans or policies;

(v)	a failure by the company to obtain from any successor the assent to the Change In Control Agreement; or

(vi)
the relocation, without the executive’s prior approval, of the office at which the executive is to perform services to a location that is more than fifty (50) miles from its location immediately prior to the Change In Control.

***

AEP acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) AEP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (614-716-1648) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
c:  Ellie Quarles, Special Counsel